Exhibit 12
JEFFERIES GROUP LLC
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollar amounts in thousands)

		Successor						Predecessor
	Six Months Ended May 31, 2016	Twelve Months Ended November 30, 2015		Twelve Months Ended November 30, 2014		Nine Months Ended November 30, 2013		Three Months Ended February 28, 2013		Twelve Months Ended November 30, 2012		Twelve Months Ended November 30, 2011
Fixed Charges:
Interest expense on long-term indebtedness	$117,408	$250,101		$250,424		$184,954		$79,918		$292,987		$280,046
Interest portion of rent expense	9,210	19,136		19,130		14,400		4,024		16,137		14,774
Total fixed charges	$126,618	$269,237		$269,554		$199,354		$83,942		$309,124		$294,820
Convertible Preferred Stock Dividends	$—	$—		$—		$—		$1,016		$4,063		$4,063
Earnings:
Earnings before income taxes	$(147,279)	$114,227		$303,021		$264,295		$139,487		$491,795		$419,334
Total fixed charges	126,618	269,237		269,554		199,354		83,942		309,124		294,820
Total earnings before income taxes and fixed charges	$(20,661)	$383,464		$572,575		$463,649		$223,429		$800,919		$714,154
Ratio of Earnings to Fixed Charges (1)	*	1.4	x	2.1	x	2.3	x	2.7	x	2.6	x	2.4	x
Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (2)	*	1.4	x	2.1	x	2.3	x	2.6	x	2.6	x	2.4	x
* Earnings for the six months ended May 31, 2016 were insufficient to cover fixed charges by approximately $20.7 million.

(1)
The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)
The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)